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                         JOINT FILING AGREEMENT

THIS AGREEMENT dated the 4th day of October, 2000.

WHEREAS:

A. Pursuant to the terms of a voting trust agreement among James C.M. Robertson and Simon James Scrimgeour (collectively, the "Trustees") and Pine Resources Corporation dated April 20, 2000, the Trustees acquired shared voting power over 1,620,000 shares (the "Shares"), or approximately 32.9%, of the common stock of ICHOR Corporation ("Ichor"), which Shares were transferred to the Trustees on or about October 4, 2000; and

B. The Trustees (each a "Filer" and collectively, the "Filers") are responsible for filing a Schedule 13D (the "Schedule 13D") relating to the acquisition or disposition of the Shares of pursuant to U.S. securities laws.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Each Filer covenants and agrees that it is individually eligible to use the Schedule 13D which is to be filed;

2. Each Filer is individually responsible for the timely filing of any amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D as to the other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3. This Schedule 13D contains the required information with regard to each Filer and indicates that it is filed on behalf of the Filers; and

4. Each Filer agrees that the Schedule 13D to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing
Agreement.




By: /s/ James C.M. Robertson           By:/s/ Simon James Scrimgeour
    ------------------------           -----------------------------
    James C.M. Robertson               Simon James Scrimgeour